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RP FINANCIAL, LC.
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Financial Services Industry Consultants

                                 March 11, 2003

Board of Directors
NCRIC, A Mutual Holding Company
NCRIC Holdings, Inc.
NCRIC Group, Inc.
1115 30th Street, N.W.
Washington, DC  20007

Re:  Plan of Conversion and Reorganization of
     NCRIC, A Mutual Holding Company (the "MHC")
     NCRIC Holdings, Inc.
     NCRIC Group, Inc.

Members of the Board:

     All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion and Reorganization (the "Plan") adopted by the Board of Directors of NCRIC, A Mutual Holding Company (the "MHC"), NCRIC Holdings, Inc., and NCRIC Group, Inc., Washington, DC. The Plan provides for the conversion of the Mutual Holding Company into the capital stock form of organization. Pursuant to the Plan, the Mutual Holding Company and NCRIC Holdings, Inc. will be merged into NCRIC Group, Inc. ("NCRIC Group" or the "Company"), and will cease to exist. NCRIC Group, Inc. will be succeeded by a new Delaware corporation with the same name. Pursuant to the Plan, NCRIC Group will sell shares of common stock in an offering that will represent the ownership interest in the Company now owned by the Mutual Holding Company.

     We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in the Company are to be issued to: (1) Members of the MHC as of May 6, 2003; (2) NCRIC Group's employee benefit plans, including the ESOP and Stock Award Plan; and (3) directors, officers and employees of NCRIC Group who are not entitled to purchase shares in Category
(1). Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community offering, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

     (1)  the subscription rights will have no ascertainable market value; and,

     (2) the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

     Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of stocks of insurance companies as a whole or NCRIC Group's value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

                                               Sincerely,

                                               /S/ RP Financial, LC.


                                               RP FINANCIAL, LC.

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Arlington, VA  22209                               E-Mail:  mail@rpfinancial.com